SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               _________________

                                 SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934*
                                (Amendment No. 1)

                            Bank Plus Corporation
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   064446107
                                (CUSIP Number)

                              Jeffrey L. Gendell
     200 Park Avenue, Suite 3900, New York, New York 10166 (212) 692-3695
                 Name, address and telephone number of person
              authorized to receive notices and communications)

                               November 3, 1997
            (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                [page 1 of 13]

13D
CUSIP No. 064446107
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                           Tontine Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a) [X]
                                                                  (b) [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            WC, 00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                194,000
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                194,000
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                194,000
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                1.0%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               [page 2 of 13]

13D
CUSIP No. 064446107
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                           Tontine Financial Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            WC, 00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                878,800
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                878,800
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                878,800
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 4.6%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                [page 3 of 13]

13D
CUSIP No. 064446107
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                           Tontine Management, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,072,800
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,072,800
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                1,072,800
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 5.6%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 00
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                [page 4 of 13]

13D
CUSIP No. 064446107
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                           Tontine Overseas Associates, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                611,600
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                611,600
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                611,600
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 3.2%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IA
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                [page 5 of 13]

13D
CUSIP No. 064446107
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                                  Jeffrey L. Gendell
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a) [X]
                                                                  (b) [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                                   00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,684,400
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,684,400
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                1,684,400
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                8.7%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               [page 6 of 13]

     The Schedule 13D, initially filed on September 12, 1997 (the "Schedule 13D") by Tontine Partners, L.P., Tontine Financial Partners, L.P., Tontine Management, L.L.C., Tontine Overseas Associates, L.L.C., and Jeffrey L. Gendell, relating to the common stock, $.01 par value (the "Common Stock"), of Bank Plus Corporation (the "Company"), whose principal executive offices are located at 4565 Colorado Boulevard, Los Angeles, California 90039, is hereby amended by this Amendment No. 1 to the Schedule 13D as follows.

Item 2.     Identity and Background.

Item 2 is hereby amended and restated as follows:

     (a)     This statement is filed by:   (i) Tontine Partners, L.P., a
Delaware limited partnership ("TP")with respect to shares of Common Stock beneficially owned by it,(ii) Tontine Financial Partners, L.P., a Delaware limited partnership ("TFP") with respect to shares of Common Stock beneficially owned by it, (iii) Tontine Management, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TM"), with respect to the shares of Common Stock directly owned by TP and TFP, (iv) Tontine Overseas Associates, Ltd., a limited liability company organized under the laws of the State of Delaware ("TOA"), which serves as investment manager to Tontine Overseas Fund, Ltd. ("TOF") and to TFP Overseas Fund, Ltd. ("TFPO"), companies organized under the laws of the Cayman Islands, with respect to the shares of Common Stock directly owned by TOF and TFPO, and (v) Jeffrey L. Gendell, with respect to the shares of Common Stock directly owned by each of TP, TFP, TOF and TFPO. The foregoing persons are hereinafter sometimes referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of TP, TFP, TM and TOA is 200 Park Avenue, Suite 3900, New York, New York 10166. The business address of Mr. Gendell is 200 Park Avenue, Suite 3900, New York, New York 10166.

     (c) The principal business of TP is serving as a private investment limited partnership investing in various industries. The principal business of TFP is serving as a private investment limited partnership investing primarily in financial institutions. The principal business of TM is serving as general partner to TP and TFP. The principal business of TOA is that of an investment adviser engaging in the purchase and sale of securities on behalf of clients. Mr. Gendell serves as the Managing Member of TM. Mr. Gendell also serves as the Managing Member of TOA.

     (d) None of the persons referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the persons referred to in paragraph (a) has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, [page 7 of 13]
Federal or State securities laws or finding any violation with respect to such laws.

            (f) TP and TFP are limited partnerships organized under the laws of the State of Delaware. TM and TOA are a limited liability companies organized under the laws of the State of Delaware. Mr. Gendell is a United States citizen.

Item 3.     Source and Amount of Funds and Other Consideration.

Item 3 is hereby amended and restated as follows:

     The net investment cost (including commissions, if any) of the shares of Common Stock held by TP, TFP, TOF and TFPO is $2,203,287, $10,001,008, $5,513,898, and $1,609,238, respectively. Mr. Gendell does not own directly any shares of Common Stock.

       The shares of Common Stock held by TP, TFP, TOF and TFPO were purchased with working capital and on margin.

       TP's margin transactions are with Furman Selz LLC, on such firm's usual terms and conditions. TFP's margin transactions are with Bear Stearns Securities Corp., on such firm's usual terms and conditions. TOF's margin transactions are with Furman Selz LLC, on such firm's usual terms and conditions. TFPO's margin transactions are with Furman Selz, L.L.C., on such firm's usual terms and conditions. All or part of the shares of Common Stock held by TP, TFP, TOF or TFPO may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to TP, TFP, TOF or TFPO. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.


Item 5.     Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:
       A. Tontine Partners, L.P.
              (a) Aggregate number of shares beneficially owned: 194,000
                         Percentage: 1.0%  The percentages used herein and in
the rest of Item 5 are calculated based upon the 19,308,340 shares of Common Stock issued and outstanding as of July 31, 1997, as reflected in the Company's Form 10Q for the period ending June 30, 1997.
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 194,000
                  3. Sole power to dispose or direct the disposition: -0-
         4. Shared power to dispose or direct the disposition: 194,000
              (c) Tontine Partners, L.P. did not enter into any transactions in the Common Stock of the Company since the filing of the Schedule 13D.
              (d) Tontine Management, L.L.C., the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the disposition of the proceeds from the sale of the shares. Mr. Gendell is the Managing Member of Tontine Management, L.L.C. and in that capacity directs its operations.
                      [page 8 of 13]
              (e) Not Applicable.

       B. Tontine Financial Partners, L.P.
              (a) Aggregate number of shares beneficially owned: 878,800
                         Percentage: 4.6%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 878,800
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 878,800
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock since the filing of the Schedule 13D, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
              (d) Tontine Management, L.L.C., the general partner of TFP, has the power to direct the affairs of TFP, including decisions respecting the disposition of the proceeds from the sale of the shares. Mr. Gendell is the Managing Member of Tontine Management, L.L.C. and in that capacity directs its operations.
              (e)  Not Applicable.

      C. Tontine Management, L.L.C.
              (a) Aggregate number of shares beneficially owned: 1,072,800
                         Percentage: 5.6%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 1,072,800
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
1,072,800
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions on behalf of TFP in the Common Stock since the filing of the Schedule 13D, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
              (d) Mr. Gendell is the Managing Member of Tontine Management, L.L.C., and has the power to direct the affairs of TP and TFP, including decisions respecting the disposition of the proceeds from the sale of the shares with respect to TP and TFP.
              (e)  Not Applicable.

      D. Tontine Overseas Associates, L.L.C.
              (a) Aggregate number of shares beneficially owned: 611,600
                         Percentage: 3.2%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 611,600
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 611,600
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock on behalf of clients (including TOF and TFPO) since the filing of the Schedule 13D, which were all in the open market, are set forth in Schedule B and are incorporated by reference.
              (d) Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of sale of such shares.
              (e) Not Applicable.
                                  [page 9 of 13]

       E. Jeffrey L. Gendell.

            (a) Aggregate number of shares beneficially owned: 1,684,400
Percentage: 8.7%
            (b) 1.  Sole power to vote or direct vote: -0-
                2.  Shared power to vote or direct vote: 1,684,400
                3.  Sole power to dispose or direct the disposition: -0-
                4.  Shared power to dispose or direct the disposition:
1,684,400
            (c) Mr. Gendell did not enter into any transactions in the Common Stock of the Company since the filing of the Schedule 13D. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock on behalf of TFP, and of TOF and TFPO, since the filing of the Schedule 13D, which were all in the open market, are set forth in Schedules A and B, respectively, and are incorporated by reference.
             (d)  Not applicable.
             (e)  Not applicable.





*	*	*	*	*




					[page 10 of 13]

                                 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  November 6, 1997          /s/ JEFFREY L. GENDELL
                                    Jeffrey L. Gendell, individually, and as
                                    managing member of
                                    Tontine Management, L.L.C.,
                                    general partner of
                                    Tontine Partners, L.P.
                                    & Tontine Financial Partners, L.P.,
                                    and as managing member of
                                    Tontine Overseas Associates, L.L.C.



































 					[page 11 of 13]

                                 Schedule A

TONTINE FINANCIAL PARTNERS, L.P.

                                                        Price Per Share
Date of                       Number of Shares         (including commissions,
Transaction                   Purchased/(Sold)         if any)

9/16/97				 2,900			11.16

9/16/97				40,000			11.56

9/18/97				25,000			11.38

9/22/97				15,000			12.13

10/09/97				 5,000			13.16





























					[page 12 of 13]



                                  Schedule B


TONTINE OVERSEAS ASSOCIATES, L.L.C. - MANAGED ACCOUNTS

                                                       Price Per Share
Date of                       Number of Shares         (including commissions,
Transaction      Client       Purchased/(Sold)          if any)

09/16/97		TOF		15,000     			11.50

09/18/97		TOF		25,000			11.38

10/06/97		TOF		10,000			13.75

10/06/97		TOF		29,100			13.64

10/13/97		TFPO		 2,000			13.28

10/16/97		TFPO		 3,500		      13.81

10/16/97		TFPO		10,000			13.56

10/24/97		TFPO		10,500			13.21

11/03/97		TFPO		75,000			11.98

11/05/97		TFPO		30,000			12.05






















					[page 13 of 13]